EXHIBIT 99.1

Huazhu Group Limited Reports Third Quarter of 2018 Financial Results

  A total of 4,055 hotels or 409,516 hotel rooms in operation as of September 30, 2018.
  Net revenues increased 15.9% year-over-year from RMB2,387.3 million to RMB2,767.6 million (US$403.0 million) 1 for the third quarter of 2018, exceeding high-end of Q3 revenue guidance (10.5%-12.5%).
  Income from operations increased 32.9% year-over-year from RMB583.1 million to RMB774.8 million (US$112.8 million) for the third quarter of 2018. The operating margin year-over-year improved from 24.4% to 28.0%.
  Net income attributable to Huazhu Group Limited increased 44.0% year-over-year from RMB463.8 million to RMB667.8 million (US$97.2 million) for the third quarter of 2018.
  EBITDA increased 38.5% year-over-year from RMB841.3 million to RMB1,165.6 million for the third quarter of 2018. Excluding unrealized gains (losses) from fair value changes of equity securities and share based compensation, adjusted EBITDA (non-GAAP) increased 19.1% year-over-year from RMB845.2 million to RMB1,006.8 million (US$146.6 million) for the third quarter of 2018.
  The Company provides guidance for Q4 2018 net revenues growth of 17%-19% year over year, and anticipates the full year net revenues growth at the high-end of guidance (18%-22%).

SHANGHAI, China, Nov. 15, 2018 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter of 2018 Operational Highlights

  During the third quarter of 2018, Huazhu opened 235 hotels, including 30 leased (“leased-and-operated”) hotels and 205 manachised (“franchised-and-managed”) hotels and franchised hotels.

  The Company closed a total of 83 hotels, including 5 leased hotels and 78 manachised and franchised hotels, during the third quarter of 2018. This was mainly due to:

  a) The Company's strategic focus to upgrade the quality of the product and service. The Company closed 16 hotels for brand upgrade purposes and permanently removed 20 hotels from its network for their non-compliance with the brand and operating standards. These hotels were mainly under HanTing, Elan and Hi Inn brands. By removing hotels of lower quality, the Company is able to provide a more consistent customer experience, which will help enhance both the brands and future profitability.

  b) Property related issues, including rezoning, and expiry of leases, which resulted in the closure of 28 hotels.

  c)  Operating losses from hotels located mainly in selected 3rd or lower tier cities which resulted in the closure of 19 hotels.

  As of September 30, 2018, the Company had 698 leased hotels, 3,139 manachised hotels, and 218 franchised hotels in operation in 391 cities. The number of hotel rooms in operation totaled 409,516, an increase of 9.9% from a year ago.

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB239 in the third quarter of 2018, compared with RMB218 in the third quarter of 2017 and RMB226 in the previous quarter. The year-over-year increase of 9.8% was due to both an increase in ADR of the mature hotels, as well as an increase in the proportion of mid- and up-scale hotels with higher ADR in the Company’s brand mix. The sequential increase resulted mainly from seasonality.

  The occupancy rate for all hotels in operation was 90.7% in the third quarter of 2018, compared with 93.1% in the third quarter of 2017 and 89.6% in the previous quarter. The year-over-year decrease of 2.3 percentage points was mainly due to the impacts of the deferment of school summer holiday in July, and Mid-Autumn Festival in September. The sequential increase was mainly due to seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation, was RMB217 in the third quarter of 2018, compared with RMB203 in the third quarter of 2017 and RMB203 in the previous quarter. The year-over-year increase of 7.1% was attributable to higher ADR. The sequential increase was mainly due to seasonality.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB207 for the third quarter of 2018, representing a 4.2% increase from RMB199 for the third quarter of 2017, with a 6.7% increase in ADR and a 2.3-percentage-point decrease in occupancy rate. The economy hotels registered an 4.1% same-hotel RevPAR improvement, driven by a 7.2% increase in ADR. The midscale and upscale hotels recorded a 4.3% same-hotel RevPAR improvement, driven by a 5.0% increase in ADR. Crystal Orange Hotels were not included in the same-hotel RevPAR statistics as they have not been in Huazhu system for 18 months.

  As of September 30, 2018, the Company’s loyalty program had approximately 118 million members, who contributed approximately 76% of room nights sold during the third quarter of 2018 and approximately 86% of room nights were sold through the Company’s own direct channels.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00= RMB6.8680 on September 28, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

“We are excited to deliver another quarter with strong growth in both hotel openings and revenue growth. In the third quarter, we added a net of 152 hotels, bringing our total number of hotels in operation to 4,055. Our hotels in the pipeline had grown to a historical high of 924 at the end of the third quarter. This shows that our brands and products are well received by our customers and hotel owners. We are well on track for the hotel opening target for this year, and we are confident to further accelerate our new hotel opening in the coming 2019. We are also happy to announce that our flagship midscale hotel brand, the JI brand had exceeded the 500 hotels milestone for hotel in operations, and also recorded a historical high hotel in pipeline of 250 at the end of this quarter. Given JI brand’s characteristic design and superior profitability, we believe the JI brand will continue to accelerate its growth momentum in years to come. Huazhu’s other relatively younger and newly-acquired midscale brands have also started to build their own momentum for fast expansion, supported by our strong direct sales channels and centralized operating platform. We believe a number of these brands will follow JI brand’s growth trajectory to become a much bigger brand in the years to come,” commented Ms. Jenny Zhang, Chief Executive Officer of Huazhu.

Third Quarter of 2018 Financial Results
Since the first quarter of 2018, the Company adopted new revenue recognition standards and all prior year numbers are restated using the new standards. Please see the “Adoption of New Revenue Recognition Accounting Standards” section of this release for more information.

(RMB in thousands)	Q3 2017	Q2 2018	Q3 2018
Revenues:
Leased and owned hotels	1,853,834	1,899,707	2,052,581
Manachised and franchised hotels	525,063	615,976	699,223
Others	8,445	5,597	15,757
Net revenues	2,387,342	2,521,280	2,767,561

Net revenues for the third quarter of 2018 were RMB2,767.6 million (US$403.0 million), representing a 15.9% year-over-year increase and a 9.8% sequential increase. The year-over-year increase was primarily due to our hotel network expansion and improved blended RevPAR. The sequential increase was due to seasonality.

Net revenues from leased and owned hotels for the third quarter of 2018 were RMB2,052.6 million (US$298.9 million), representing a 10.7% year-over-year increase and an 8.0% sequential increase.

Net revenues from manachised and franchised hotels for the third quarter of 2018 were RMB699.2 million (US$101.8 million), representing a 33.2% year-over-year increase and a 13.5% sequential increase. Net revenues from manachised and franchised hotels accounted for 25.3% of the Company’s net revenues in the third quarter of 2018, up from 22.0% a year ago.

Other revenues represent revenues generated from other than hotel businesses, which mainly include revenues from Huazhu mall and the provision of IT products and services to hotels, totaling RMB15.8 million (US$2.3 million) in the third quarter of 2018.

(RMB in thousands)	Q3 2017	Q2 2018	Q3 2018
Operating costs and expenses:
Hotel operating costs	1,503,838	1,575,100	1,657,803
Other operating costs	4,816	2,137	1,685
Selling and marketing expenses	74,409	83,090	91,322
General and administrative expenses	153,725	189,514	233,353
Pre-opening expenses	67,632	65,612	59,894
Total operating costs and expenses	1,804,420	1,915,453	2,044,057

Hotel operating costs for the third quarter of 2018 were RMB1,657.8 million (US$241.4 million), compared to RMB1,503.8 million in the third quarter of 2017, representing a 10.2% year-over-year increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the third quarter of 2018 were RMB1,651.2 million (US$240.4 million), representing 59.7% of net revenues, compared to 62.8% for the third quarter in 2017 and 62.2% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and increased proportion of manachised and franchised hotels.

Selling and marketing expenses for the third quarter of 2018 were RMB91.3 million (US$13.3 million), compared to RMB74.4 million in the third quarter of 2017 and RMB83.1 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2018 were RMB90.9 million (US$13.2 million), or 3.3% of net revenues, compared to 3.1% for the third quarter of 2017 and 3.3% for the previous quarter.

General and administrative expenses for the third quarter of 2018 were RMB233.4 million (US$34.0 million), compared to RMB153.7 million in the third quarter of 2017 and RMB189.5 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2018 were RMB220.0 million (US$32.0 million), representing 7.9% of net revenues, compared with 6.0% of net revenues in the third quarter of 2017 and 7.1% in the previous quarter. The year-over-year increase in percentage was mainly due to (a) higher professional fees related to hotel investment; and (b) increase in personnel cost relating to new hotel developments, new business initiatives around our core hotel business, information technology services, and a quarterly accrual of a long-term profit-sharing bonus. In 2017, we accrued the entire amount of the long-term profit sharing bonus in Q4 2017 when we established the plan.

Pre-opening expenses for the third quarter of 2018 were RMB59.9 million (US$8.7 million), representing a 11.4% year-over-year decrease and an 8.7% sequential decrease.

Other operating income, net for the third quarter of 2018 were RMB51.3 million (US$7.5 million) mainly related to compensation received from the landlords on termination of certain lease hotels, compared to RMB0.1 million in the third quarter of 2017 and RMB65.2 million in the previous quarter.

Income from operations for the third quarter of 2018 was RMB774.8 million (US$112.8 million), representing a 32.9% year-over-year increase and a 15.5% sequential increase. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the third quarter of 2018 was RMB795.2 million (US$115.8 million), compared to adjusted income from operation (non-GAAP) of RMB598.4 million for the third quarter of 2017 and RMB689.7 million for the previous quarter. The operating margin, defined as income from operations as percentage of net revenues, for the third quarter of 2018 was 28.0%, compared with 24.4% in the third quarter of 2017 and 26.6% in the previous quarter. The improved year-over-year operating margin was mainly attributable to the improved blended RevPAR and asset-light strategy.

Other income, net for the third quarter of 2018 was RMB16.3 million (US$2.4 million), compared to RMB39.7 million for the third quarter of 2017 and RMB195.0 million for the previous quarter.

Unrealized gains from fair value changes of equity securities for the third quarter of 2018 was RMB179.2 million (US$26.1 million), compared to unrealized gains from fair value changes of equity securities of RMB11.4 million in the third quarter of 2017 and unrealized losses from fair value changes of equity securities of RMB200.8 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels. The unrealized gains (losses) will have a significant impact on our GAAP net income going forward.

Net income attributable to Huazhu Group Limited for the third quarter of 2018 was RMB667.8 million (US$97.2 million), compared to RMB463.8 million in the third quarter of 2017 and RMB338.4 million in the previous quarter. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the third quarter of 2018 was RMB508.9 million (US$74.1 million), representing a 8.8% year-over-year increase and a 8.8% sequential decrease.

Basic and diluted earnings per share/ADS. For the third quarter of 2018, basic earnings per share were RMB2.37 (US$0.34) and diluted earnings per share were RMB2.23 (US$0.32). For the third quarter of 2018, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB1.80 (US$0.26) and adjusted diluted earnings per share (non-GAAP) were RMB1.71 (US$0.24).

EBITDA (non-GAAP) for the third quarter of 2018 was RMB1,165.6 million (US$169.7 million), compared with RMB841.3 million in the third quarter of 2017 and RMB745.6 million in the previous quarter. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the third quarter of 2018 was RMB1,006.8 million (US$146.6 million), compared with RMB845.2 million for the third quarter of 2017 and RMB965.0 million for the previous quarter.

Cash flow. Operating cash inflow for the third quarter of 2018 was RMB914.1 million (US$133.1 million). Investing cash outflow for the third quarter of 2018 was RMB1,394.9 million (US$203.1 million), including RMB425.6 million (US$62.0 million) for acquiring Blossom Hill Hotel Investment Management (Kunshan) Co., Ltd.(“Blossom Hill”)2.

Cash and cash equivalents and Restricted cash. As of September 30, 2018, the Company had a total balance of cash and cash equivalents and restricted cash of RMB4,547.4 million (US$662.1 million).

Debt financing. As of September 30, 2018, the Company had a total debt balance of RMB9,239.8 million (US$1,345.3 million) and the unutilized credit facility available to the Company was RMB1,265.6 million.

Adoption of New Revenue Recognition Accounting Standards
The Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2018 on a full retrospective basis in the condensed consolidated financial statements. As such, prior period results have been adjusted to reflect the adoption of ASU 2014-09.

The most meaningful impacts of the adoption of ASU 2014-09 are as follows:

Under previous guidance, initial one-time franchise fee was recognized when the hotels opened for business and the Company had fulfilled its commitments and obligations. Upon adoption of new revenue standards, the one-time franchise fee will be recognized over the term of the franchise contract.

Under previous guidance, the Company adopted the incremental cost model to account for customer loyalty program. The estimated incremental costs, net of the reimbursement received from the franchisees, are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. Under new revenue standards, loyalty program is considered a separate performance obligation and the consideration allocated to the loyalty program will be recognized as revenue upon point redemption, net of any cost paid to the franchisees and other third parties.

2 As of September 30, 2018, the Company is still in the process of evaluating the purchase price allocation for Blossom Hill. Hence, the financial results for the third quarter of 2018 are based on the preliminary numbers and are subject to change upon finalization.

Guidance
The Company expects net revenues for the fourth quarter to grow 17%-19% year-over-year. For the full year of 2018, the Company anticipates the net revenues growth to be at high-end of previous guidance (18%-22%).

In 2019, the Company expects to accelerate the gross hotel opening to 800-900, about 75%-80% of which will be under midscale and upscale brands. The Company estimates to close 150-200 hotels in 2019.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
Huazhu’s management will host a conference call at 8 p.m. ET, Thursday, November 15, 2018 (or 9 a.m. on Friday, November 16, 2018 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0438 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 7149749.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through November 22, 2018. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 7149749.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating our economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of September 30, 2018, the Company had 4,055 hotels or 409,516 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Blossom Hill. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region. The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of September 30, 2018, Huazhu Group operates 21 percent of its hotel rooms under lease and ownership model, 79 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

---Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2017	September 30, 2018
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	3,474,719	3,927,561	571,864
Restricted cash	481,348	619,879	90,256
Short-term investments	129,911	89,591	13,045
Accounts receivable, net	162,910	195,639	28,485
Loan receivables	380,580	104,267	15,182
Amounts due from related parties	118,537	145,487	21,183
Prepaid rent	659,973	571,072	83,150
Inventories	24,006	39,137	5,698
Other current assets	329,140	417,917	60,850
Total current assets	5,761,124	6,110,550	889,713

Property and equipment, net	4,522,878	4,956,074	721,618
Intangible assets, net	1,643,972	1,849,233	269,254
Land use rights	140,108	221,711	32,282
Long-term investments	2,361,969	6,750,741	982,927
Goodwill	2,264,758	2,572,907	374,622
Loan receivables	42,330	164,799	23,995
Other assets	364,660	359,185	52,298
Deferred tax assets	405,975	405,975	59,111
Total assets	17,507,774	23,391,175	3,405,820

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	130,815	578,633	84,251
Accounts payable	766,565	829,655	120,800
Amounts due to related parties	36,890	49,757	7,245
Salary and welfare payables	427,070	326,706	47,569
Deferred revenue	942,651	1,063,012	154,778
Accrued expenses and other current liabilities	1,249,032	1,489,216	216,834
Income tax payable	218,238	239,868	34,925
Total current liabilities	3,771,261	4,576,847	666,402

Long-term debt	4,921,774	8,661,135	1,261,086
Deferred rent	1,380,484	1,418,601	206,552
Deferred revenue	398,303	433,999	63,191
Other long-term liabilities	380,578	424,089	61,748
Deferred tax liabilities	422,090	473,699	68,972
Total liabilities	11,274,490	15,988,370	2,327,951

Equity:
Ordinary shares	212	213	31
Treasury shares	(107,331)	(107,331)	(15,628)
Additional paid-in capital	3,624,135	3,684,968	536,542
Retained earnings	2,512,719	3,688,062	536,992
Accumulated other comprehensive income (loss)	167,965	(61,982)	(9,025)
Total Huazhu Group Limited shareholders' equity	6,197,700	7,203,930	1,048,912
Noncontrolling interest	35,584	198,875	28,957
Total equity	6,233,284	7,402,805	1,077,869
Total liabilities and equity	17,507,774	23,391,175	3,405,820

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,853,834	1,899,707	2,052,581	298,862
Manachised and franchised hotels	525,063	615,976	699,223	101,809
Others	8,445	5,597	15,757	2,294
Net revenues	2,387,342	2,521,280	2,767,561	402,965

Operating costs and expenses:
Hotel operating costs:
Rents	(533,285)	(585,283)	(594,593)	(86,574)
Utilities	(104,175)	(76,263)	(110,019)	(16,019)
Personnel costs	(365,983)	(421,573)	(428,924)	(62,453)
Depreciation and amortization	(214,069)	(219,122)	(215,942)	(31,442)
Consumables, food and beverage	(150,371)	(169,893)	(179,414)	(26,123)
Others	(135,955)	(102,966)	(128,911)	(18,770)
Total hotel operating costs	(1,503,838)	(1,575,100)	(1,657,803)	(241,381)
Other operating costs	(4,816)	(2,137)	(1,685)	(245)
Selling and marketing expenses	(74,409)	(83,090)	(91,322)	(13,297)
General and administrative expenses	(153,725)	(189,514)	(233,353)	(33,977)
Pre-opening expenses	(67,632)	(65,612)	(59,894)	(8,721)
Total operating costs and expenses	(1,804,420)	(1,915,453)	(2,044,057)	(297,621)
Other operating income (expense), net	137	65,209	51,268	7,465
Income from operations	583,059	671,036	774,772	112,809
Interest income	31,807	39,000	41,870	6,096
Interest expense	(34,797)	(58,827)	(63,306)	(9,217)
Other income (expense), net	39,717	194,989	16,286	2,371
Unrealized gains (losses) from fair value changes of equity securities	11,406	(200,763)	179,229	26,096
Foreign exchange gain (loss)	(5,833)	(131,646)	(433)	(63)
Income before income taxes	625,359	513,789	948,418	138,092
Income tax expense	(156,374)	(163,575)	(254,843)	(37,106)
(Loss) from equity method investments	(3,279)	(10,663)	(18,432)	(2,684)
Net income	465,706	339,551	675,143	98,302
Less: net loss (income) attributable to noncontrolling interest	(1,858)	(1,124)	(7,391)	(1,076)
Net income attributable to Huazhu Group Limited	463,848	338,427	667,752	97,226

Other comprehensive income
Unrealized securities holding (losses), net of tax	(5,757)	-	-	-
Foreign currency translation adjustments, net of tax	71,077	(166,745)	(147,736)	(21,511)
Comprehensive income	531,026	172,806	527,407	76,791
Comprehensive loss (income) attributable to noncontrolling interest	(1,858)	(1,124)	(7,391)	(1,076)
Comprehensive income attributable to Huazhu Group Limited	529,168	171,682	520,016	75,715

Earnings per share/ADS[3]:
Basic	1.66	1.20	2.37	0.34
Diluted	1.60	1.14	2.23	0.32

Weighted average number of shares used in computation:
Basic	279,631	281,495	282,149	282,149
Diluted	289,317	303,963	303,605	303,605

______________________________
3 As of May 25, 2018, the company changed its ADS to its ordinary share ratio from one ADS representing four ordinary shares to one ADS representing one ordinary share. Therefore, the company recalculated earnings per ADS of the previous quarter using the new ratio.

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	465,706	339,551	675,143	98,302
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	15,302	18,630	20,397	2,970
Depreciation and amortization	218,081	223,815	221,552	32,259
Amortization of issuance cost of convertible senior notes	-	6,455	6,852	998
Deferred taxes	752	(429)	4,332	631
Bad debt expenses	-	741	788	115
Deferred rent	42,063	29,181	(5,959)	(868)
Loss (Gain) from disposal of property and equipment	-	(5,762)	7,933	1,155
Impairment loss	32,294	-	10,818	1,575
Loss from equity method investments	3,279	10,663	18,432	2,684
Investment (income) loss	(50,781)	267,239	(192,796)	(28,071)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(7,798)	(13,166)	21,849	3,181
Prepaid rent	(25,934)	1,472	2,777	404
Inventories	5,527	(2,950)	(6,697)	(975)
Amounts due from related parties	(6,465)	11,967	(21,927)	(3,193)
Other current assets	(16,828)	(34,287)	(34,568)	(5,033)
Other assets	(23,696)	(10,943)	3,375	491
Accounts payable	11,114	8,618	(14,372)	(2,093)
Amounts due to related parties	311	20,366	(5,051)	(735)
Salary and welfare payables	(42,850)	101,500	(19,666)	(2,863)
Deferred revenue	33,982	35,499	53,559	7,798
Accrued expenses and other current liabilities	183,851	102,041	38,876	5,660
Income tax payable	47,266	26,859	114,238	16,633
Other long-term liabilities	12,984	2,974	14,220	2,070
Net cash provided by operating activities	898,160	1,140,034	914,105	133,095

Investing activities:
Purchases of property and equipment	(210,235)	(160,555)	(271,615)	(39,548)
Purchases of intangibles	(2,702)	(1,441)	(2,020)	(294)
Purchases of land use rights	-	-	(75,850)	(11,044)
Amount received as a result of government zoning	-	4,660	-	-
Acquisitions, net of cash received	-	(39,042)	(430,890)	(62,739)
Proceeds from disposal of subsidiary and branch, net of cash disposed	-	4,667	-	-
Purchases of long-term investments	(175,300)	(152,808)	(651,309)	(94,832)
Proceeds from maturity/sale of long-term investments	110	105,207	66,238	9,644
Payment for shareholder loan to equity investees	(30,370)	-	-	-
Collection of shareholder loan from joint venture	71,355	-	-	-
Purchase of short-term investments	(95,802)	-	-	-
Payment for the origination of loan receivables	(75,992)	(49,500)	(76,930)	(11,201)
Proceeds from collection of loan receivables	25,021	94,970	47,448	6,909
Net cash used in investing activities	(493,915)	(193,842)	(1,394,928)	(203,105)

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$
	(in thousands)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	580	11,959	398	58
Proceeds from short-term bank borrowings	-	70,000	268,405	39,080
Repayment of short-term bank borrowings	(26,913)	(128,288)	(90)	(13)
Proceeds from long-term bank borrowings	-	-	343,960	50,081
Repayment of long-term bank borrowings	-	(507,207)	-	-
Funds advanced from noncontrolling interest holders	11,913	5,630	30,520	4,444
Repayment of funds advanced from noncontrolling interest holders	(7,053)	(1,680)	(2,500)	(364)
Acquisition of noncontrolling interest	-	(2,091)	(7,000)	(1,019)
Proceeds from amounts due to related parties	-	16,786	-	-
Repayment of amounts due to related parties	-	-	(112,964)	(16,448)
Contribution from noncontrolling interest holders	890	757	23,267	3,388
Dividends paid to noncontrolling interest holders	(240)	(407)	(2,309)	(336)
Net cash provided by (used in) financing activities	(20,823)	(534,541)	541,687	78,871

Effect of exchange rate changes on cash and cash equivalents	(4,677)	30,552	(334)	(48)
Net increase (decrease) in cash and cash equivalents, and restricted cash	378,745	442,203	60,530	8,813
Cash, cash equivalents and restricted cash at the beginning of the period	3,447,875	4,044,707	4,486,910	653,307
Cash, cash equivalents and restricted cash at the end of the period	3,826,620	4,486,910	4,547,440	662,120

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended September 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,657,803	59.9%	6,607	0.2%	1,651,196	59.7%
Other operating costs	1,685	0.1%	-	0.0%	1,685	0.1%
Selling and marketing expenses	91,322	3.3%	472	0.0%	90,850	3.3%
General and administrative expenses	233,353	8.4%	13,318	0.5%	220,035	7.9%
Pre-opening expenses	59,894	2.2%	-	0.0%	59,894	2.2%
Total operating costs and expenses	2,044,057	73.9%	20,397	0.7%	2,023,660	73.2%
Income from operations	774,772	28.0%	20,397	0.7%	795,169	28.7%
		.
	Quarter Ended September 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	241,381	59.9%	962	0.2%	240,419	59.7%
Other operating costs	245	0.1%	-	0.0%	245	0.1%
Selling and marketing expenses	13,297	3.3%	69	0.0%	13,228	3.3%
General and administrative expenses	33,977	8.4%	1,939	0.5%	32,038	7.9%
Pre-opening expenses	8,721	2.2%	-	0.0%	8,721	2.2%
Total operating costs and expenses	297,621	73.9%	2,970	0.7%	294,651	73.2%
Income from operations	112,809	28.0%	2,970	0.7%	115,779	28.7%

	Quarter Ended June 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,575,100	62.5%	6,964	0.3%	1,568,136	62.2%
Other operating costs	2,137	0.1%	-	0.0%	2,137	0.1%
Selling and marketing expenses	83,090	3.3%	322	0.0%	82,768	3.3%
General and administrative expenses	189,514	7.5%	11,344	0.4%	178,170	7.1%
Pre-opening expenses	65,612	2.6%	-	0.0%	65,612	2.6%
Total operating costs and expenses	1,915,453	76.0%	18,630	0.7%	1,896,823	75.3%
Income from operations	671,036	26.6%	18,630	0.7%	689,666	27.3%

	Quarter Ended September 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,503,838	63.0%	4,460	0.2%	1,499,378	62.8%
Other operating costs	4,816	0.2%	-	0.0%	4,816	0.2%
Selling and marketing expenses	74,409	3.1%	321	0.0%	74,088	3.1%
General and administrative expenses	153,725	6.4%	10,521	0.4%	143,204	6.0%
Pre-opening expenses	67,632	2.8%	-	0.0%	67,632	2.8%
Total operating costs and expenses	1,804,420	75.5%	15,302	0.6%	1,789,118	74.9%
Income from operations	583,059	24.4%	15,302	0.6%	598,361	25.0%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$

	(in thousands, except per share and per ADS data)
Net income attributable to Huazhu Group Limited (GAAP)	463,848	338,427	667,752	97,226
Share-based compensation expenses	15,302	18,630	20,397	2,970
Unrealized losses (gains) from fair value changes of equity securities	(11,406)	200,763	(179,229)	(26,096)
Adjusted net income attributable to Huazhu Group Limited (non-GAAP)	467,744	557,820	508,920	74,100

Earnings per share/ADS (GAAP)
Basic	1.66	1.20	2.37	0.34
Diluted	1.60	1.14	2.23	0.32

Adjusted earnings per share/ADS (non-GAAP)
Basic	1.67	1.98	1.80	0.26
Diluted	1.62	1.87	1.71	0.24

Weighted average number of shares used in computation
Basic	279,631	281,495	282,149	282,149
Diluted	289,317	303,963	303,605	303,605

	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$

	(in thousands)
Net income attributable to Huazhu Group Limited (GAAP)	463,848	338,427	667,752	97,226
Interest income	(31,807)	(39,000)	(41,870)	(6,096)
Interest expense	34,797	58,827	63,306	9,217
Income tax expense	156,374	163,575	254,843	37,106
Depreciation and amortization	218,081	223,815	221,552	32,259
EBITDA (non-GAAP)	841,293	745,644	1,165,583	169,712
Share-based compensation	15,302	18,630	20,397	2,970
Unrealized losses (gains) from fair value changes of equity securities	(11,406)	200,763	(179,229)	(26,096)
Adjusted EBITDA (non-GAAP)	845,189	965,037	1,006,751	146,586

Huazhu Group Limited
Operational Data
	As of
	September 30,	June 30,	September 30,
	2017	2018	2018
Total hotels in operation:	3,656	3,903	4,055
Leased and owned hotels	684	673	698
Manachised hotels	2,766	3,024	3,139
Franchised hotels	206	206	218
Total hotel rooms in operation	372,464	393,417	409,516
Leased and owned hotels	86,568	86,231	86,825
Manachised hotels	265,701	287,398	301,451
Franchised hotels	20,195	19,788	21,240
Number of cities	375	384	391

	For the quarter ended
	September 30,	June 30,	September 30,
	2017	2018	2018
Occupancy rate (as a percentage)
Leased and owned hotels	92.8%	91.4%	92.0%
Manachised hotels	94.1%	89.8%	91.1%
Franchised hotels	78.9%	78.7%	80.7%
Blended	93.1%	89.6%	90.7%
Average daily room rate (in RMB)
Leased and owned hotels	257	270	279
Manachised hotels	204	212	226
Franchised hotels	236	248	264
Blended	218	226	239
RevPAR (in RMB)
Leased and owned hotels	238	246	257
Manachised hotels	192	190	205
Franchised hotels	186	195	213
Blended	203	203	217

Same-hotel Operational Data: like-for-like performance for leased, manachised and franchised hotels opened for at least 18 months during the current quarter
	As of and for the quarter ended
	September 30,
	2017	2018
Total	2,908	2,908
Leased and owned hotels	551	551
Manachised hotels	2,357	2,357
Occupancy rate (as a percentage)	95.5%	93.2%
Average daily room rate (in RMB)	208	222
RevPAR (in RMB)	199	207

Hotel breakdown by segment

	As of September 30, 2018
	Number of Hotels in Operation	Number of Hotel Rooms in Operation
Economy hotels	2,858	262,102
HanTing Hotel	2,255	221,468
Leased hotels	426	49,101
Manachised hotels	1,825	171,989
Franchised hotels	4	378
Hi Inn	392	25,197
Leased hotels	28	2,483
Manachised hotels	315	19,787
Franchised hotels	49	2,927
Elan Hotel	204	14,715
Manachised hotels	172	12,727
Franchised hotels	32	1,988
Orange Hotel	7	722
Leased hotels	5	559
Manachised hotels	1	85
Franchised hotels	1	78
Midscale hotels and upscale hotels	1,197	147,414
JI Hotel	501	66,207
Leased hotels	91	15,732
Manachised hotels	407	50,091
Franchised hotels	3	384
Starway Hotel	193	17,945
Leased hotels	2	385
Manachised hotels	161	14,869
Franchised hotels	30	2,691
Joya Hotel	6	1,250
Leased hotels	4	720
Manachised hotels	1	374
Franchised hotels	1	156
Manxin Hotels & Resorts	21	1,949
Leased hotels	4	577
Manachised hotels	14	1,268
Franchised hotels	3	104
HanTing Premium Hotel	59	4,944
Leased hotels	19	1,573
Manachised hotels	40	3,371
ibis Hotel	125	15,580
Leased and owned hotels	19	3,417
Manachised hotels	67	6,964
Franchised hotels	39	5,199
ibis Styles Hotel	28	3,696
Leased hotels	1	102
Manachised hotels	25	3,272
Franchised hotels	2	322
Mercure Hotel	35	7,422
Leased hotels	9	2,164
Manachised hotels	21	4,445
Franchised hotels	5	813
Novotel Hotel	7	2,411
Leased hotels	1	101
Manachised hotels	4	1,741
Franchised hotels	2	569
Grand Mercure Hotel	6	1,266
Leased hotels	1	277
Manachised hotels	3	618
Franchised hotels	2	371
Orange Select	143	17,606
Leased hotels	50	6,596
Manachised hotels	61	7,250
Franchised hotels	32	3,760
Crystal Orange	52	6,613
Leased hotels	20	2,642
Manachised hotels	19	2,471
Franchised hotels	13	1,500
Blossom Hill	21	525
Leased hotels	18	396
Manachised hotels	3	129
Total	4,055	409,516

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,		yoy change	September 30,		yoy change	September 30,		yoy change
	2017	2018	2017	2018		2017	2018		2017	2018
Economy hotels	2,425	2,425	178	185	4.1%	182	196	7.2%	98%	95%	-2.8%
Leased hotels	450	450	182	197	8.3%	192	208	8.5%	95%	94%	-0.2%
Manachised and franchised hotels	1,975	1,975	177	182	2.9%	180	192	6.7%	98%	95%	-3.5%
Midscale and upscale hotels	483	483	272	284	4.3%	308	323	5.0%	88%	88%	-0.5%
Leased and owned hotels	101	101	326	339	4.1%	356	374	5.1%	92%	91%	-0.9%
Manachised and franchised hotels	382	382	250	262	4.4%	288	302	4.9%	87%	87%	-0.4%
Total	2,908	2,908	199	207	4.2%	208	222	6.7%	96%	93%	-2.3%

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com http://ir.huazhu.com